Filed pursuant to Rule 424(b)(3)
Registration No. 333-131883

PROSPECTUS

News America Incorporated

EXCHANGE OFFER OF

US$1,150,000,000 OF OUR 6.40% SENIOR NOTES DUE 2035

Unconditionally Guaranteed by

News Corporation

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, MAY 26, 2006, UNLESS EXTENDED.

Terms of the exchange offer:

•	The exchange notes are being registered with the Securities and Exchange Commission and are being offered in exchange for the original notes that were previously issued in an offering exempt from the Securities and Exchange Commission’s registration requirements. The terms of the exchange offer are summarized below and are more fully described in this prospectus.

•	We will exchange all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of original notes will not be a taxable event for U.S. federal income tax purposes, but you should see “The Exchange Offer—Tax Consequences of the Exchange Offer” and “Description of the Notes—Tax Consequences of the Exchange Offer” on pages 16 and 34, respectively, of this prospectus for more information.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the exchange notes are substantially identical to the original notes, except that the exchange notes are registered under the Securities Act of 1933, as amended, and the transfer restrictions and registration rights applicable to the original notes do not apply to the exchange notes.

•	News Corporation and certain of its subsidiaries will guarantee the exchange notes. If we do not make payments on the exchange notes, the guarantors must make them instead.

•	We do not intend to list the exchange notes on any securities exchange or to have them approved for any automated quotation system.

Investments in these securities involve risks. See Risk Factors beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 28, 2006.

This prospectus, the letter of transmittal and the notice of guaranteed delivery are first being mailed to all holders of the original notes on April 28, 2006.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NEWS AMERICA INCORPORATED. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NEWS CORPORATION AND ITS RESPECTIVE SUBSIDIARIES SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE INFORMATION CONTAINED IN THIS PROSPECTUS SPEAKS ONLY AS OF THE DATE OF THIS PROSPECTUS UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available to you at no cost, upon your request. You can request this information by writing or telephoning us at the following address: News America Incorporated, 1211 Avenue of the Americas, New York, NY 10036, Attention: Investor Relations (telephone number (212) 852-7059).

In order to obtain timely delivery, you must request information no later than May 19, 2006, which is five business days before the scheduled expiration of the exchange offer.

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WHERE YOU CAN FIND MORE INFORMATION

News Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and files reports and other information with the Securities and Exchange Commission, which we refer to as the SEC.

You may read and copy this information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of all or any part of such material by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. For more information about the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports and other information about issuers who file electronically with the SEC. The Internet address of the site is http://www.sec.gov. Some, but not all, of News Corporation’s publicly filed information is available through the SEC’s web site. You may also obtain certain of these documents at News Corporation’s website at www.newscorp.com. We are not incorporating the contents of the websites of the SEC, News Corporation or any other person into this document. We are only providing information about how you may obtain certain documents that are incorporated into this document by reference at these websites. Reports and other information concerning News Corporation may also be inspected at the offices of the New York Stock Exchange, Inc. at 20 Broad Street, New York, New York 10005.

This prospectus forms part of the registration statement filed by News America Incorporated, News Corporation and the other guarantors with the SEC under the Securities Act of 1933, as amended, which we refer to as the Securities Act. This prospectus omits certain of the information contained in the registration statement in accordance with the rules and regulations of the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows News Corporation to “incorporate by reference” information into this prospectus, which means important information may be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that News Corporation has previously filed with the SEC. These documents contain important information about News Corporation and its subsidiaries and their finances.

News Corporation has filed with the SEC, pursuant to the Exchange Act, its annual report on Form 10-K, filed September 1, 2005, quarterly reports on Form 10-Q, filed November 10, 2005 and February 9, 2006, current reports on Form 8-K, filed July 7, 2005, July 18, 2005, August 3, 2005, August 10, 2005, August 16, 2005, August 18, 2005, August 19, 2005, August 22, 2005, August 26, 2005, August 29, 2005, September 8, 2005, September 8, 2005, September 23, 2005, September 26, 2005, September 27, 2005, September 28, 2005, September 29, 2005, September 30, 2005, October 3, 2005, October 4, 2005, October 5, 2005, October 11, 2005, October 11, 2005, October 13, 2005, October 14, 2005, October 17, 2005, October 18, 2005, October 19, 2005, October 19, 2005, October 20, 2005, October 21, 2005, October 24, 2005, October 25, 2005, November 14, 2005, November 15, 2005, November 16, 2005, November 17, 2005, November 18, 2005, November 21, 2005, November 22, 2005, November 23, 2005, November 28, 2005, November 29, 2005 November 30, 2005, December 1, 2005, December 2, 2005, December 5, 2005, December 6, 2005, December 7, 2005, December 8, 2005, December 9, 2005, December 12, 2005, December 13, 2005, December 14, 2005, December 15, 2005, December 16, 2005, December 19, 2005, December 20, 2005, December 20, 2005; December 21, 2005, December 21, 2005, December 22, 2005, December 23, 2005, December 28, 2005, December 28, 2005, December 29, 2005, December 30, 2005, January 3, 2006, February 8, 2006, February 10, 2006, February 13, 2006, February 14, 2006, February 15, 2006, February 16, 2006, February 17, 2006, February 21, 2006, February 22, 2006, February 23, 2006, February 24, 2006, February 27, 2006, February 28, 2006, March 1, 2006, March 1, 2006, March 2, 2006, March 3, 2006, March 6, 2006, March 7, 2006, March 8, 2006, March 9, 2006, March 10, 2006, March 13, 2006, March 14, 2006, March 15, 2006, March 16, 2006, March 17, 2006, March 21, 2006, March 22, 2006, March 23, 2006, March 24, 2006, March 27, 2006, March 28, 2006, March 29, 2006,

March 30, 2006, March 31, 2006, April 3, 2006, April 4, 2006, April 5, 2006, April 6, 2006, April 7, 2006, April 10, 2006, April 13, 2006 and April 19, 2006 and Definitive Proxy Statement on Form 14A filed with the SEC on September 8, 2005 and additional proxy materials filed on October 11, 2005.

Reports and other information filed by News Corporation with the SEC following the date hereof and prior to the termination of the exchange offer, including News Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, shall be deemed to be incorporated by reference herein. Statements contained in this document as to the contents of any contract or other document referred to in such document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed with the SEC, each such statement being qualified in all respects by such reference.

We will provide to you upon written or oral request, without charge, a copy of any and all of the information incorporated by reference in this prospectus (excluding exhibits to such information unless such exhibits are specifically incorporated by reference therein). Requests for copies of such information relating to News Corporation should be directed to: News America Incorporated, 1211 Avenue of the Americas, New York, NY 10036, Attention: Investor Relations (telephone number (212) 852-7059).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this prospectus that address activities, events or developments that we expect or anticipate will or may occur in the future, or that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “plans,” “intends,” “anticipates,” “continues,” “forecasts,” “designed,” “goal,” or the negative of those words or other comparable words are intended to identify forward-looking statements.

These statements appear in a number of places in this prospectus and the documents incorporated by reference in this prospectus and are based on certain assumptions and analyses made in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are subject to risks, uncertainties and assumptions about News Corporation and its subsidiaries and businesses, including the risks and uncertainties discussed in this prospectus under the caption “Risk Factors” and elsewhere, and are not guarantees of performance. Other important factors that could affect the future results of News Corporation and cause those results or other outcomes to differ materially from those expressed in the forward-looking statements include:

•	deterioration in worldwide economic and business conditions;

•	rapidly changing technology challenging News Corporation’s businesses’ ability to adapt successfully;

•	exposure to fluctuations in currency exchange rates;

•	significant changes in News Corporation’s assumptions about customer acceptance, overall market penetration and competition from providers of alternative products and services;

•	unexpected challenges created by legislative and regulatory developments;

•	changes in News Corporation’s business strategy and development plans;

•	the military activity in Iraq, the outbreak or escalation of hostilities between the United States and any foreign power or territory and changes in international political conditions as a result of these events may continue to affect the United States and the global economy and may increase other risks; and

•	other risks described from time to time in periodic reports that News Corporation file with the SEC.

Because the above factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement made by News Corporation, you should not place undue reliance on any forward-looking statement. Further, any forward-looking statement speaks only as of the date on which it is made. News Corporation does not ordinarily make projections of their future operating results and undertakes no obligation to publicly update or revise any forward-looking statement, except as required by law. Readers should carefully review the other documents filed by News Corporation with the SEC.

THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL NEWS AMERICA INCORPORATED ACCEPT SURRENDERS OF ORIGINAL NOTES FOR EXCHANGE FROM, HOLDERS IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “News America,” “the Company,” “we,” “our” and “us” refer to News America Incorporated and its consolidated subsidiaries, “News Corporation” refers to News Corporation and its consolidated subsidiaries, in each case, unless otherwise specified.

NEWS AMERICA AND NEWS CORPORATION

News America

News America, a wholly owned subsidiary of News Corporation, is an operating company and holding company, which, together with its subsidiaries, operates in a number of industry segments, including magazines and inserts, newspapers and book publishing.

News Corporation

News Corporation is a diversified entertainment company, which manages and reports its business in eight segments:

•	Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming in the United States and Canada.

•	Television, which principally consists of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States (of these stations, 25 are affiliated with the FOX network, nine are affiliated with the UPN network until September 2006 and one is an independent station); the broadcasting of network programming in the United States; and the development, production and broadcasting of television programming in Asia.

•	Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite (“DBS”) operators in the United States.

•	Direct Broadcast Satellite Television, which principally consists of the distribution of premium programming services via satellite directly to subscribers in Italy.

•	Magazines and Inserts, which principally consists of the publication of freestanding inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and providing in-store marketing products and services, primarily to consumer packaged goods manufacturers, in the United States and Canada.

•	Newspapers, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of more than 110 newspapers in Australia, and the publication of a mass circulation, metropolitan morning newspaper in the United States.

•	Book Publishing, which principally consists of the publication of English language books throughout the world.

•

Other, which includes NDS Group plc, a company engaged in the business of supplying open end-to-end digital technology and services to digital pay-television platform operators and content providers; Global Cricket Corporation, which has the exclusive rights to broadcast the Cricket World

Cup and other related International Cricket Council cricket events through 2007; News Outdoor, an advertising business which offers display advertising in locations throughout Russia and Eastern Europe; and Fox Interactive Media, which operates News Corporation’s Internet activities.

News America’s and News Corporation’s principal executive offices are located at 1211 Avenue of the Americas, New York, New York 10036. The telephone number at that address is (212) 852-7000.

The Exchange Offer

On December 23, 2005, we completed the offering of $1,150,000,000 aggregate principal amount of 6.40% Senior Notes due 2035. The offering was made in reliance upon an exemption from the registration requirements of the Securities Act. As part of the offering, we entered into a registration rights agreement with the initial purchaser of the original notes in which we agreed, among other things, to deliver this prospectus and to complete an exchange offer for the original notes. Below is a summary of the exchange offer.

Securities offered

Up to $1,150,000,000 aggregate principal amount of exchange 6.40% Senior Notes due 2035 which have been registered under the Securities Act. The form and terms of these exchange notes are identical in all material respects to those of the original notes. The exchange notes, however, will not contain transfer restrictions and registration rights applicable to the original notes.

The exchange offer

We are offering to exchange $1,000 principal amount of our 6.40% Senior Notes due 2035 which have been registered under the Securities Act, for each $1,000 principal amount of our outstanding 6.40% Senior Notes due 2035.

In order to be exchanged, an original note must be properly tendered and accepted. All original notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $1,150,000,000 principal amount of 6.40% original notes outstanding. We will issue exchange notes promptly after the expiration of the exchange offer.

Resales

Based on interpretations by the Staff of the SEC, as detailed in a series of no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in a distribution of the exchange notes; and

•	you are not our affiliate.

Rule 405 under the Securities Act defines “affiliate” as a person that, directly or indirectly, controls or is controlled by, or is under common control with, a specified person. In the absence of an exemption, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes. If you fail to comply with these requirements you may incur liabilities under the Securities Act, and we will not indemnify you for such liabilities.

Each broker or dealer that receives exchange notes for its own account in exchange for original notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale, or other transfer of the exchange notes issued in the exchange offer.

Expiration date	5:00 p.m., New York City time, on May 26, 2006, unless we extend the expiration date.

Withdrawal rights

You may withdraw tenders of the original notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For more information, see the section entitled “The Exchange Offer” under the heading “Terms of the Exchange Offer.”

Conditions to the exchange offer

The exchange offer is subject to certain customary conditions, which we may waive in our sole discretion. For more information, see the section entitled “The Exchange Offer” under the heading “Conditions to the Exchange Offer.” The exchange offer is not conditioned upon the exchange of any minimum principal amount of original notes.

Procedures for tendering original notes

If you wish to accept the exchange offer, you must (1) complete, sign and date the accompanying letter of transmittal, or a facsimile copy of such letter, in accordance with its instructions and the instructions in this prospectus, and (2) mail or otherwise deliver the executed letter of transmittal, together with the original notes and any other required documentation to the exchange agent at the address set forth in the letter of transmittal. If you are a broker, dealer, commercial bank, trust company or other nominee and you hold original notes through The Depository Trust Company, or DTC, and wish to accept the exchange offer, you must do so pursuant to DTC’s automated tender offer program. By executing or agreeing to be bound by the letter of transmittal, you will represent to us, among other things, (1) that you are, or the person or entity receiving the exchange notes is, acquiring the exchange notes in the ordinary course of business, (2) that neither you nor any such other person or entity has any arrangement or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act and (3) that neither you nor any such other person or entity is our affiliate within the meaning of Rule 405 under the Securities Act.

If you are a beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offer, we urge you to promptly contact the person or entity in whose name your original notes are registered and instruct that person or entity to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your original notes, either make appropriate arrangements to register ownership of your original notes in your name or obtain a properly completed bond power from the person or entity in whose name your original notes are registered. The transfer of registered ownership may take considerable time.

Guaranteed delivery procedures

If you wish to tender your original notes and your original notes are not immediately available or you cannot deliver your original notes, the letter of transmittal or any other documents required to the exchange agent (or comply with the procedures for book-entry transfer) prior to the expiration date, you must tender your original notes according to the guaranteed delivery procedures set forth in the section entitled “The Exchange Offer” under the heading “Guaranteed Delivery Procedures.”

Taxation

The exchange pursuant to the exchange offer will generally not be a taxable event for U.S. federal income tax purposes. For more details, see the sections entitled “The Exchange Offer—Tax Consequences of the Exchange Offer” and “Description of the Notes—Tax Consequences of the Exchange Offer.”

Consequences of failure to exchange

If you do not exchange the original notes, they will remain entitled to all the rights and preferences and will continue to be subject to the limitations contained in the indenture. However, following the exchange offer, all outstanding original notes will still be subject to the same restrictions on transfer, and we will have no obligation to register outstanding original notes under the Securities Act.

Use of proceeds	We will not receive any proceeds from the exchange offer. For more details, see the “Use of Proceeds” section.

Exchange agent

The Bank of New York is serving as the exchange agent in connection with the exchange offer. The address, telephone number and facsimile number of the exchange agent are listed under the heading “The Exchange Offer—Exchange Agent.”

The Notes

Issuer	News America Incorporated.

Guarantors

News Corporation and certain of its subsidiaries are guarantors (the “Guarantors”). If we cannot make payments on the original notes or the exchange notes when they are due, the Guarantors must make them instead.

Securities offered	US$1,150,000,000 aggregate principal amount of 6.40% Senior Notes due 2035.

Maturities	December 15, 2035.

Interest payment dates	June 15 and December 15 of each year, commencing June 15, 2006.

Redemption	The notes may not be redeemed by the Company prior to maturity, except as set forth herein. See “Description of the Notes—Redemption by the Company.”

Ranking

The notes will be direct unsecured obligations and will constitute indebtedness (as defined herein) ranking pari passu with all other unsecured indebtedness that is not by its terms subordinated to the notes. The guarantees constitute indebtedness of each of the Guarantors, including News Corporation, and are intended to rank pari passu with all other unsecured indebtedness of the Guarantors, which is not by its terms subordinated to the guarantees. See “Description of the Notes.”

Change of control

If we experience a change of control triggering event as described in the section entitled “Description of the Notes—Repurchase Upon Change of Control Triggering Event,” we must offer to repurchase the notes at a purchase price equal to 101% of the aggregate principal amount, plus accrued interest, if any, to the date of purchase.

Certain covenants

The indenture, among other things, limits our ability to incur liens and the ability of our subsidiaries to issue guarantees. The indenture also restricts our ability and the ability of News Corporation to sell all or substantially all of our or its assets or to merge with or into other companies. For more details, see “Description of the Notes—Successor Corporation” and “Description of the Notes—Certain Covenants.”

Absence of public market for the notes

The notes will constitute a new class of securities for which there is no established public trading market. There has been no public market for the original notes, and it is not currently anticipated that an active public market for the exchange notes will develop. We currently do not intend to apply for the listing of the notes on any securities exchange or to seek approval for quotation through any automated quotation system. Although the initial purchasers have informed us that they currently intend to make a market in the notes, they are not obligated to do so and any such market-making activity may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the notes. See “Plan of Distribution.”

RISK FACTORS

Before you participate in the exchange offer, you should be aware that there are various risks, including the ones listed below. You should carefully consider these risk factors, as well as the other information contained or incorporated by reference in this prospectus, in evaluating your participation in the exchange offer.

Risk Factors Relating to the Notes and Guarantees

Structural Risks. The operations of News Corporation worldwide and the operations of News America in the United States are conducted through subsidiaries, and, therefore, News Corporation and News America are dependent upon the earnings and cash flows of their subsidiaries to meet debt service obligations, including obligations with respect to the notes. To the extent that subsidiaries of the Guarantors and News America are not themselves guarantors of the notes, the claims of holders of the notes will be subordinate to claims of creditors of these subsidiaries with respect to the assets of such subsidiaries in the event of bankruptcy or reorganization of such subsidiaries.

Risks Concerning the Guarantees. The Guarantees (as defined below in the Amended and Restated Indenture, dated as of March 24, 1993, as supplemented, among the Company, News Corporation, the Subsidiary Guarantors and The Bank of New York, as trustee (as supplemented, the “indenture”)) constitute senior indebtedness of each of the Guarantors and are intended to rank pari passu with all present and future senior unsecured indebtedness of the Guarantors, including News Corporation. The management of News Corporation believes that the Guarantees, together with the events of default described under “Description of the Notes,” makes the indebtedness under the notes substantially equal in right of payment to the indebtedness under the Revolving Credit Agreement. Because the factual bases underlying the obligations created pursuant to the various credit facilities and the other obligations constituting senior indebtedness of the Company and the Guarantors differ, it is not possible to predict how a court in bankruptcy would accord priorities as between indebtedness under facilities other than the revolving credit agreement, dated as of June 27, 2003 (the “Revolving Credit Agreement”), the guarantees thereof, if any, the indebtedness under the notes, the Guarantees, indebtedness under the Revolving Credit Agreement and the guarantees of such indebtedness under the Revolving Credit Agreement. See “Description of Certain Indebtedness.” It is possible in certain circumstances that a court could hold obligations of a Guarantor pursuant to its Guarantee subordinate to direct obligations of such Guarantor. In addition, if a Guarantee is challenged by creditors of a Guarantor, it is possible that the amount for which such Guarantor is liable under its Guarantee would be limited (or the rights under the Guarantee could be subject to avoidance or subordination) by application of fraudulent conveyance and equitable subordination principles. Where a Guarantor is not incorporated in the United States, the laws of such Guarantor’s place of incorporation may also affect the ability to enforce its Guarantee. News Corporation has been advised by its Australian counsel, Allens Arthur Robinson, that to the extent that the Guarantee given by the Guarantor incorporated in Australia is valid and enforceable in accordance with the laws of the State of New York and the United States, the laws of the relevant jurisdiction of incorporation of such Guarantor do not prevent its Guarantee from being valid, binding and enforceable against the Guarantor in accordance with its terms, subject to the discretionary nature of equitable remedies, statutes of limitations, estoppel and similar principles and generally to laws concerning insolvency, bankruptcy, liquidation, enforcement of security interests or reorganization or similar laws generally affecting creditors’ rights or duties.

Risks Associated with the Enforceability of Judgments Against News Australia Holdings Pty Ltd. News Australia Holdings Pty Ltd (“News Australia”) is organized under the laws of the Commonwealth of Australia. Service of process upon directors and officers of News Australia, and certain of the experts named herein who reside outside the United States, may be difficult to obtain within the United States. Furthermore, since all directly owned assets of News Australia are located outside the United States, any judgment obtained in the United States against News Australia may not be collectible within the United States. News Corporation has been advised by its Australian counsel, Allens Arthur Robinson, that there is doubt as to the enforceability of civil liabilities under U.S. federal securities laws in actions originating in federal and state courts in Australia. Service of process upon News Australia in an action to enforce its Guarantee may be obtained within the United States by service upon the Company. News Corporation also indirectly owns significant assets located in Australia. Allens Arthur Robinson has further advised News Corporation, however, that subject to certain conditions, exceptions and time limitations, Australian courts will enforce foreign (including the United States) judgments for liquidated amounts in civil matters, including (although there is no express authority relating thereto) judgments for such amounts rendered in civil actions under the U.S. federal securities laws. Allens Arthur Robinson is not aware of any reason under present Australian law for avoiding enforcement of a judgment of U.S. courts on News Australia’s Guarantee on the grounds that the same would be contrary to Australian public policy. Such counsel has expressed no opinion, however, as to whether the enforcement by an Australian court of any judgment would be effected in any currency other than Australian dollars, and if in Australian dollars, what the date of the determination of the applicable exchange rate from Australian dollars to U.S. dollars would be.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

The exchange offer is designed to provide holders of original notes with an opportunity to acquire exchange notes (the “Exchange Notes”) which, unlike the original notes, will be freely transferable at all times, subject to any restrictions on transfer imposed by state “blue sky” laws and provided that the holder is not our affiliate within the meaning of the Securities Act and represents that the Exchange Notes are being acquired in the ordinary course of the holder’s business and the holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes. Capitalized terms used herein and otherwise not defined are defined in the indenture.

The outstanding original 6.40% Senior Notes in the aggregate principal amount of US$1,150,000,000 were originally issued and sold on December 23, 2005, the issue date, to Citigroup Global Markets Inc., as initial purchaser, pursuant to the purchase agreement dated as of December 20, 2005. The original notes were issued and sold in a transaction not registered under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act. The concurrent resale of the original notes by the initial purchaser to investors was also done in reliance upon the exemption provided by Rule 144A promulgated under the Securities Act. The original notes may not be reoffered, resold or transferred other than pursuant to a registration statement filed pursuant to the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. Pursuant to Rule 144A promulgated under the Securities Act, the original notes may generally be resold (a) commencing one year after the issue date, in an amount up to, for any three-month period, the greater of 1% of the original notes then outstanding or the average weekly trading volume of the original notes during the four calendar weeks preceding the filing of the required notice of sale with the SEC and (b) commencing two years after the issue date, in any amount and otherwise without restriction by a holder who is not, and has not been for the preceding three months, our affiliate. Certain other exemptions may also be available under other provisions of the federal securities laws for the resale of the original notes.

In connection with the original issuance and sale of the original notes, we entered into the registration rights agreement, pursuant to which we agreed to file with the SEC a registration statement covering the exchange by us of the exchange notes for the original notes, or the “Exchange Offer”. The registration rights agreement provides that we and the Guarantors will file with the SEC an exchange offer registration statement on an appropriate form under the Securities Act, with respect to an offer to exchange the original notes for the Exchange Notes and to offer to holders of original notes who are able to make certain representations the opportunity to exchange their original notes for Exchange Notes.

The registration rights agreement provides that (i) unless the Exchange Offer would not be permitted by applicable law or SEC policy, we will file the exchange offer registration statement with the SEC within 90 days after the issue date, (ii) unless the Exchange Offer would not be permitted by applicable law or SEC policy, we will use our best efforts to have the exchange offer registration statement declared effective by the SEC on or prior to 180 days after the issue date, (iii) unless the Exchange Offer would not be permitted by applicable law or SEC policy, we will commence the Exchange Offer and use our best efforts to issue, not later than 225 days after the issue date, Exchange Notes, in exchange for all original notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the shelf registration statement, we will file the shelf registration statement prior to the later of (a) 90 days after the issue date or (b) 30 days after such filing obligation arises and use our best efforts to cause the shelf registration statement to be declared effective by the SEC on or prior to 90 days after the obligation arises (in the case of (b) above); provided, however, that if the Exchange Offer is not declared effective within 180 days after the issue date, then we will file the shelf registration statement with the SEC on or prior to the 210th day after the issue date. We shall use our best efforts to keep such shelf registration statement continuously effective, supplemented and amended until the second anniversary of the issue date or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold pursuant thereto. A holder of original notes that sells its original notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification and contribution obligations).

Under existing interpretations by the Staff of the SEC as set forth in no-action letters issued to third parties in other transactions, the Exchange Notes would, in general, be freely transferable after the Exchange Offer without further registration under the Securities Act; provided, however, that in the case of broker-dealers participating in the Exchange Offer, a prospectus meeting the requirements of the Securities Act must be delivered by such broker-dealers in connection with resales of the Exchange Notes. We have agreed for a period of 90 days after consummation of the Exchange Offer, to make available a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any Exchange Notes acquired in the Exchange Offer. A broker-dealer that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreement (including certain indemnification rights and obligations).

Each holder of original notes that wishes to exchange such original notes for Exchange Notes in the Exchange Offer will be required to make certain representations, including representations that (i) any Exchange Notes to be received by it will be acquired in the ordinary course of its business, (ii) it has no arrangement with any person to participate in the distribution (within the meaning of the Securities Act) of Exchange Notes and (iii) it is not our affiliate as defined in Rule 405 under the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the holder is not a broker-dealer, it will be required to represent that it is not engaged in, and does not intend to engage in, the distribution of Exchange Notes. If the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for original notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

We have agreed to pay all expenses incident to the Exchange Offer and will indemnify the initial purchaser against certain liabilities, including liabilities under the Securities Act.

Pursuant to the registration rights agreement, we will be required to pay additional interest if a registration default exists. A registration default will exist if:

•	we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

•	any of the registration statements is not declared effective by the SEC on or prior to the date specified for effectiveness, referred to as the Effectiveness Target Date;

•	the Exchange Offer is required to be consummated under the registration rights agreement and we fail to issue Exchange Notes in exchange for all original notes properly tendered and not withdrawn in the Exchange Offer within 45 days of the Effectiveness Target Date with respect to the exchange offer registration statement; or

•	the shelf registration statement or the exchange offer registration statement is declared effective but thereafter ceases to be effective or usable in connection with the Exchange Offer or resales of the original notes, as the case may be, during the periods specified in the registration rights agreement.

Additional interest will accrue on the principal amount of the notes (in addition to the stated interest on the notes) from and including the date on which any of the registration defaults described above has occurred and continue until all registration defaults have been cured. Additional interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of a registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period while a registration default is continuing, up to a maximum rate of additional interest of 1.00% per annum.

This summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all original notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. Subject to the minimum denomination requirements of the Exchange Notes, the Exchange Notes are being offered in exchange for a like principal amount of original notes. Original notes may be exchanged only in integral multiples of US$1,000 principal amount. Holders may tender some or all of their original notes pursuant to the Exchange Offer.

The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the original notes except that (i) the Exchange Notes will be registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of original notes under the registration rights agreement. The Exchange Notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. The Exchange Notes will be treated as a single class under the indenture with any original notes that remain outstanding. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of original notes being tendered for exchange.

As of February 16, 2006, US$1,150,000,000 aggregate principal amount of original notes were outstanding. This prospectus, the letter of transmittal and notice of guaranteed delivery are being sent to all registered holders of original notes as of April 28, 2006. Tendering holders will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of original notes pursuant to the Exchange Offer. We will pay all charges and expenses, other than certain transfer taxes that may be imposed, in connection with the Exchange Offer. See “—Payment of Expenses.”

Holders of original notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the Exchange Offer.

Expiration Date; Extensions; Termination

The Exchange Offer will expire at 5:00 p.m., New York City time, on May 26, 2006 (21 business days following the date notice of the Exchange Offer was mailed to the holders). We reserve the right to extend the Exchange Offer at our discretion, in which event the term expiration date shall mean the time and date on which the Exchange Offer as so extended shall expire. We shall notify the exchange agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right to extend or terminate the Exchange Offer and not accept for exchange any original notes if any of the events set forth below under the caption “Conditions to the Exchange Offer” occur and are not waived by us, by giving oral or written notice of such delay or termination to the exchange agent. See “—Conditions to the Exchange Offer.” The rights reserved by us in this paragraph are in addition to our rights set forth below under the caption “—Conditions to the Exchange Offer.”

Procedures for Tendering

The tender to us of original notes by a holder pursuant to one of the procedures set forth below and the acceptance thereof by us will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

Except as set forth below, a holder who wishes to tender original notes for exchange pursuant to the Exchange Offer must transmit an agent’s message or a properly completed and duly executed letter of transmittal, including all other documents required by such letter of transmittal, to the exchange agent at the address set forth below under “Exchange Agent” on or prior to the expiration date. In addition, either (i) certificates for such original notes must be received by the exchange agent along with the letter of transmittal, (ii) a timely confirmation of a book-entry transfer (a book-entry confirmation) of such original notes, if such procedure is available, into the exchange agent’s account at DTC pursuant to the procedure of book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or (iii) the holder must comply with the guaranteed delivery procedures described below. LETTERS OF TRANSMITTAL AND ORIGINAL NOTES SHOULD NOT BE SENT TO US.

The term agent’s message means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce such letter of transmittal against such participant.

Signatures on a letter of transmittal must be guaranteed unless the original notes tendered pursuant thereto are tendered (i) by a registered holder of original notes who has not completed the box entitled “Special Issuance and Delivery Instructions” on the letter of transmittal or (ii) for the account of any firm that is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., the NASD, or a commercial bank or trust company having an office in the United States, each an eligible institution. In the event that signatures on a letter of transmittal are required to be guaranteed, such guarantee must be by an eligible institution.

The method of delivery of original notes and other documents to the exchange agent is at the election and risk of the holder, but if delivery is by mail it is suggested that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent before the expiration date.

If the letter of transmittal is signed by a person other than a registered holder of any original notes tendered therewith, such original notes must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name of the registered holder appears on the original notes.

If the letter of transmittal or any original notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered original notes will be resolved by us, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders that are not in proper form or the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any irregularities or conditions of tender as to particular original notes. Our interpretation of the terms and conditions of the Exchange Offer (including the instructions in the letter of transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as we shall determine. Neither we nor the exchange agent shall be under any duty to give notification of defects in such tenders or shall incur liabilities for failure to give such notification. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Our acceptance for exchange of original notes tendered pursuant to the Exchange Offer will constitute a binding agreement between the tendering person and us upon the terms and subject to the conditions of the Exchange Offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the original notes at DTC for purposes of the Exchange Offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s book-entry transfer facility systems may make book-entry delivery of original notes by causing DTC to transfer those original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of original notes may be effected through book-entry transfer into the exchange agent’s account at DTC, an agent’s message or a duly executed letter of transmittal, including all other documents required by such letter of transmittal, must in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under the caption “Exchange Agent” on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH DTC’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

Guaranteed Delivery Procedures

Holders who wish to tender their original notes and (i) whose original notes are not immediately available, or (ii) who cannot deliver their original notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

(a) the tender is made through an eligible institution;

(b) prior to the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of the letter of transmittal, and notice of guaranteed delivery by facsimile transmission, mail or hand delivery setting forth the name and address of the holder of the original notes, the certificate number or numbers of the original notes and the amount of original notes being tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the properly completed and duly executed letter of transmittal (or facsimile thereof) together with the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(c) a properly completed and executed letter of transmittal (or facsimile thereof), as well as the certificates representing all tendered original notes in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the Exchange Offer, or any extension of the Exchange Offer, we will not be required to accept for exchange, or to issue Exchange Notes in exchange for, any original notes and may terminate the Exchange Offer (whether or not any original notes have been accepted for exchange) or may waive any conditions to or amend the Exchange Offer, if any of the following conditions have occurred or exists or have not been satisfied:

•	there is threatened, instituted or pending any action or proceeding before, or any injunction, order or decree issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission:

(1) seeking to restrain or prohibit the making or completion of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result of this transaction; or

(2) resulting in a material delay in our ability to accept for exchange or exchange some or all of the original notes in the Exchange Offer; or

(3) any statute, rule, regulation, order or injunction has been sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any governmental authority, domestic or foreign; or

•	any action has been taken, proposed or threatened, by any governmental authority, domestic or foreign, that in our sole judgment might directly or indirectly result in any of the consequences referred to in clauses (1), (2) or (3) above or, in our sole judgment, might result in the holders of Exchange Notes having obligations with respect to resales and transfers of Exchange Notes which are greater than those described in the interpretation of the SEC referred to above, or would otherwise make it inadvisable to proceed with the Exchange Offer; or

•	the following has occurred:

(1) any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market; or

(2) any limitation by a governmental authority, which may adversely affect our ability to complete the transactions contemplated by the Exchange Offer; or

(3) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit; or

(4) a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the preceding events existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening of these calamities; or

•	any change, or any development involving a prospective change, has occurred or been threatened in our business, financial condition, operations or prospects and those of our subsidiaries taken as a whole that is or may be adverse to us, or we have become aware of facts that have or may have an adverse impact on the value of the original notes or the Exchange Notes, which in our sole judgment in any case makes it inadvisable to proceed with the Exchange Offer and/or with such acceptance for exchange or with such exchange; or

•	there shall occur a change in the current interpretation by the Staff of the SEC which permits the Exchange Notes issued pursuant to the Exchange Offer in exchange for original notes to be offered for resale, resold and otherwise transferred by holders thereof (other than broker-dealers and any such holder which is our affiliate within the meaning of Rule 405 promulgated under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of such Exchange Notes; or

•	any law, statute, rule or regulation shall have been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the Exchange Offer; or

•	a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings shall have been initiated or, to our knowledge, threatened for that purpose, or any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby; or

•	we have received an opinion of counsel experienced in such matters to the effect that there exists any actual or threatened legal impediment (including a default or prospective default under an agreement, indenture or other instrument or obligation to which we are a party or by which we are bound) to the consummation of the transactions contemplated by the Exchange Offer.

If we determine in our sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied, we may, subject to applicable law, terminate the Exchange Offer

(whether or not any original notes have been accepted for exchange) or may waive any such condition or otherwise amend the terms of the Exchange Offer in any respect. If such waiver or amendment constitutes a material change to the Exchange Offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the original notes and will extend the Exchange Offer to the extent required by Rule 14e-1 promulgated under the Exchange Act.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any of these conditions, or we may waive them, in whole or in part, in our sole discretion. Any determination made by us concerning an event, development or circumstance described or referred to above will be final and binding on all parties.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon the terms and subject to the conditions of the Exchange Offer, we will accept all original notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue Exchange Notes in exchange for original notes promptly following the expiration date.

Subject to the conditions set forth under the caption “—Conditions to the Exchange Offer,” issuance of Exchange Notes in exchange for original notes tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of certificates for original notes or a book-entry confirmation of a book-entry transfer of original notes into the exchange agent’s account at DTC, including an agent’s message if the tendering holder does not deliver a letter of transmittal, a completed letter of transmittal, or, in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal and any other documents required by such letter of transmittal. Accordingly, the delivery of Exchange Notes might not be made to all tendering holders at the same time, and will depend upon when certificates for original notes, book-entry confirmations with respect to original notes and other required documents are received by the exchange agent.

Subject to the terms and conditions of the Exchange Offer, we will be deemed to have accepted for exchange, and thereby to have exchanged, original notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent of our acceptance of such original notes for exchange pursuant to the Exchange Offer. The exchange agent will act as agent for us for the purpose of receiving tenders of original notes, letters of transmittal and related documents, and as agent for tendering holders for the purpose of receiving original notes, letters of transmittal and related documents and transmitting Exchange Notes which will not be held in global form by DTC or a nominee of DTC to validly tendered holders. Such exchange will be made promptly after the expiration date. If for any reason whatsoever, acceptance for exchange or the exchange of any original notes tendered pursuant to the Exchange Offer is delayed (whether before or after our acceptance for exchange of original notes) or we extend the Exchange Offer or are unable to accept for exchange or exchange any original notes tendered pursuant to the Exchange Offer, then, without prejudice to our rights set forth herein, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-l promulgated under the Exchange Act, retain tendered original notes and such original notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under the caption “—Withdrawal Rights.”

Pursuant to an agent’s message or a letter of transmittal, a holder of original notes will represent, warrant and agree in the letter of transmittal that it has full power and authority to tender, exchange, sell, assign and transfer original notes, that we will acquire good, marketable and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and encumbrances, and the original notes tendered for exchange are not subject to any adverse claims or proxies. The holder also will warrant and agree that it will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment and transfer of the original notes tendered pursuant to the Exchange Offer.

If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, any such unaccepted original notes will be returned, at our expense, to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Withdrawal Rights

Tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address, or in the case of eligible institutions, at the facsimile number, set forth below under the caption “—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must specify the name of the person having tendered the original notes to be withdrawn, identify the original notes to be withdrawn (including the certificate number or numbers and the principal amount of the original notes), and (where certificates for original notes have been transmitted) specify the name in which such original notes are registered, if different from that of the withdrawing holder. If certificates for original notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution. If original notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, and our determination shall be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any original notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or in the case of original notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described above, such original notes will be credited to an account maintained with DTC for the original notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn original notes may be retendered by following one of the procedures described above under the caption “—Procedures for Tendering” at any time on or prior to the expiration date.

Exchange Agent

We have appointed The Bank of New York as the exchange agent for the Exchange Offer. You should direct all executed letters of transmittal to the exchange agent at the address indicated below. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail, or

Hand Delivery or Overnight Delivery

101 Barclay Street

Reorganization Section/7E

New York, New York 10286

Attn: Mrs. Carolle Montreuil

By Facsimile Transmission:

(Eligible Institutions Only)

(212) 298-1915

Confirm by Telephone:

(212) 815-5920

If you deliver the letter of transmittal to an address other than any address indicated above or transmit instructions by facsimile to a facsimile number other than any facsimile number indicated above, then your delivery or transmission will not constitute a valid delivery of the letter of transmittal.

Payment of Expenses

We have not retained any dealer-manager or similar agent in connection with the Exchange Offer. We will not make any payment to brokers, dealers or others for soliciting acceptances of the Exchange Offer. However, we will pay the reasonable and customary fees and reasonable out-of-pocket expenses to the exchange agent in connection therewith. We will also pay the cash expenses to be incurred in connection with the Exchange Offer, including accounting, legal, printing and other related fees and expenses.

Consequences of Failure to Exchange

Upon consummation of the Exchange Offer, certain rights under the registration rights agreement, including registration rights and the right to receive the contingent increases in the interest rate, will terminate. The original notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities within the meaning of Rule 144 promulgated under the Securities Act. Accordingly, such original notes may be resold only (i) to us or our subsidiaries, (ii) to a qualified institutional buyer in compliance with Rule 144A promulgated under the Securities Act, (iii) to an institutional accredited investor that, prior to such transfer, furnishes to the trustee (which is The Bank of New York) a signed letter containing certain representations and agreements relating to the restrictions on transfer of the original notes (the form of which letter can be obtained from the trustee) and, if requested by us and the trustee, an opinion of counsel acceptable to us that such transfer is in compliance with the Securities Act, (iv) pursuant to the exemption from registration provided by Rule 144 promulgated under the Securities Act (if available) or (v) pursuant to an effective registration statement under the Securities Act. The liquidity of the original notes could be adversely affected by the Exchange Offer. See “Risk Factors—Consequences of Failure to Exchange.”

Tax Consequences of the Exchange Offer

The exchange of original notes for Exchange Notes should not be treated as a taxable transaction for U.S. federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or in extent from the original notes. Rather, the Exchange Notes received by a holder of original notes should be treated as a continuation of such holder’s investment in the original notes. As a result, there should be no material U.S. federal income tax consequences to holders exchanging original notes for Exchange Notes.

PERSONS CONSIDERING THE EXCHANGE OF THE ORIGINAL NOTES FOR EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING UNDER FEDERAL, STATE, LOCAL OR FOREIGN LAWS OF SUCH AN EXCHANGE.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the original notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. See “Description of the Notes—Tax Consequences of the Exchange Offer.”

RATIO OF EARNINGS TO FIXED CHARGES OF NEWS CORPORATION

The following table sets forth the ratio of earnings to fixed charges of News Corporation for the periods indicated:

	For the Six Months Ended December 31, 2005	Fiscal Year Ended June 30,
		2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges	4.8	4.8	4.0	3.5	1.6	2.3

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the Exchange Notes in the Exchange Offer. In consideration for issuing the Exchange Notes, we will receive in exchange the original notes of like principal amount. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the original notes, except for certain transfer restrictions and registration rights relating to the original notes and except for certain provisions providing for an increase in the interest rate on the original notes under certain circumstances relating to the timing of the Exchange Offer. The original notes surrendered in exchange for the Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase in our outstanding debt or in the obligations of the Guarantors.

Our net proceeds from the sale of the original notes was approximately $1,133,000,000. The net proceeds from the sale of the notes were used for general corporate purposes.

NEWS AMERICA AND NEWS CORPORATION

News America

News America, a wholly owned subsidiary of News Corporation, is an operating company and holding company, which, together with its subsidiaries operates in a number of industry segments, including magazines and inserts, newspapers and book publishing.

News Corporation

News Corporation is a diversified entertainment company, which manages and reports its business in eight segments:

•	Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of original television programming in the United States and Canada.

•	Television, which principally consists of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States (of these stations, 25 are affiliated with the FOX network, nine are affiliated with the UPN network until September 2006 and one is an independent station); the broadcasting of network programming in the United States; and the development, production and broadcasting of television programming in Asia.

•	Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and DBS operators in the United States.

•	Direct Broadcast Satellite Television, which principally consists of the distribution of premium programming services via satellite directly to subscribers in Italy.

•	Magazines and Inserts, which principally consists of the publication of freestanding inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and providing in-store marketing products and services, primarily to consumer packaged goods manufacturers, in the United States and Canada.

•	Newspapers, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of more than 110 newspapers in Australia, and the publication of a mass circulation, metropolitan morning newspaper in the United States.

•	Book Publishing, which principally consists of the publication of English language books throughout the world.

•	Other, which includes NDS Group plc, a company engaged in the business of supplying open end-to-end digital technology and services to digital pay-television platform operators and content providers; Global Cricket Corporation, which has the exclusive rights to broadcast the Cricket World Cup and other related International Cricket Council cricket events through 2007; News Outdoor, an advertising business which offers display advertising in locations throughout Russia and Eastern Europe; and Fox Interactive Media, which operates News Corporation’s Internet activities.

News America’s and News Corporation’s principal executive offices are located at 1211 Avenue of the Americas, New York, New York 10036. The telephone number at that address is (212) 852-7000.

THE GUARANTORS OF THE NOTES

The Company’s obligations under the notes are unconditionally guaranteed by News Corporation and certain of its subsidiaries (the “Subsidiary Guarantors”). Set forth below is the name, jurisdiction of incorporation and principal business of each Subsidiary Guarantor. All of the Subsidiary Guarantors are direct or indirect wholly owned subsidiaries of News Corporation. News America’s Revolving Credit Agreement is guaranteed by News Corporation and the Subsidiary Guarantors. The Subsidiary Guarantors under the notes and the Revolving Credit Agreement may change from time to time.

Wholly Owned Subsidiaries	Jurisdiction of Incorporation	Principal Business

News Australia Holdings Pty Ltd	Australia	Wholly owned subsidiary of News Corporation which holds all of the stock of News Holdings Limited, formerly known as The News Corporation Limited.

News Publishing Australia Limited	Delaware, USA	U.S. holding company, which owns 100% of News America.

FEG Holdings, Inc.	Delaware, USA	Wholly owned subsidiary of News America.

Fox Entertainment Group, Inc.	Delaware, USA	Wholly owned subsidiary of News Corporation, principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming.

News America Marketing FSI, LLC	Delaware, USA	Publishes free-standing inserts.

Supplemental Subsidiary Guarantor information is contained in Note 18 to News Corporation’s unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q reporting results for the fiscal quarter ended December 31, 2005 filed on February 9, 2006.

CORPORATE ORGANIZATION OF NEWS CORPORATION

The following chart sets forth, in summary form, the corporate organization of the Company, News Corporation and the Subsidiary Guarantors. This chart is not complete and is presented solely for the reader’s convenience.

DESCRIPTION OF CERTAIN INDEBTEDNESS AND INTERCOMPANY OBLIGATIONS

News America is party to the Revolving Credit Agreement, which provides for a $1.75 billion facility, with a sub-limit of $600 million available for the issuance of letters of credit, and expires on June 30, 2008. As of December 31, 2005, letters of credit representing $166 million were issued under the Revolving Credit Agreement.

The Revolving Credit Agreement provides that News America may borrow funds thereunder. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that News Corporation maintain specific gearing and interest coverage ratios and limitations on secured indebtedness. News Corporation pays a facility fee of 0.15% regardless of facility usage. News Corporation is subject to interest for borrowings and a letter of credit fee of LIBOR plus 0.60%. News Corporation pays additional fees of 0.125% if borrowings under the facility exceed 25% of the committed facility. The interest and fees are based on News Corporation’s current debt rating. In addition, the obligations under the Revolving Credit Agreement are guaranteed by News Corporation and the Subsidiary Guarantors.

SELECTED HISTORICAL FINANCIAL INFORMATION OF NEWS CORPORATION

News Corporation has derived the following historical information from its Audited Consolidated Financial Statements as of June 30, 2005, 2004, 2003, and 2002 and for each of the fiscal years then ended. The selected historical financial information for fiscal year 2001 is contained in the Current Report on Form 8-K, filed on November 24, 2004. The financial data for the six months ended December 31, 2005 and 2004 is derived from the Unaudited Consolidated Financial Statements of News Corporation. This information is only a summary and should be read in conjunction with News Corporation’s consolidated financial statements and accompanying notes and management’s discussion and analysis of results of operations and financial condition contained in its Annual Report on Form 10-K for the fiscal year ended June 30, 2005, and Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, each of which is incorporated by reference into this registration statement. The selected financial data for the six months ended December 31, 2005 and 2004 have been derived from News Corporation’s Unaudited Consolidated Financial Statements which, in the opinion of management, contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial condition, results of operations and cash flows for these periods. Historical results of operations may not be indicative of results to be expected for any future period.

	FOR THE SIX MONTHS ENDED DECEMBER 31, (UNAUDITED)		FOR THE FISCAL YEARS ENDED JUNE 30,(1)
	2005(3)	2004	2005	2004	2003	2002(4)	2001(5)
	(in millions, except per share data)
Statement of Operations Data:
Revenues(2)	$12,347	$11,708	$23,859	$20,802	$17,380	$15,070	$13,699
Operating income	1,829	1,720	3,564	2,931	2,380	176	1,003
Income (loss) from continuing operations	1,274	1,011	2,128	1,533	822	(7,629)	418
Net income (loss)	642	1,011	2,128	1,533	822	(7,691)	(142)
Basic income (loss) from continuing operations per share:(6)(7)
Class A	$0.41	$0.37	$0.74	$0.58	$0.33	$(3.32)	$0.21
Class B	$0.35	$0.31	$0.62	$0.49	$0.28	$(2.77)	$0.17
Diluted income (loss) from continuing operations per share:(6)(7)
Class A	$0.41	$0.36	$0.73	$0.58	$0.33	$(3.32)	$0.20
Class B	$0.34	$0.30	$0.61	$0.48	$0.28	$(2.77)	$0.17
Basic earnings (loss) per share:(6)(7)
Class A	$0.21	$0.37	$0.74	$0.58	$0.33	$(3.35)	$(0.09)
Class B	$0.17	$0.31	$0.62	$0.49	$0.28	$(2.79)	$(0.08)
Diluted earnings (loss) per share:(6)(7)
Class A	$0.21	$0.36	$0.73	$0.58	$0.33	$(3.35)	$(0.09)
Class B	$0.17	$0.30	$0.61	$0.48	$0.28	$(2.79)	$(0.08)
Cash dividend per share:(6)(7)
Class A	$0.07	$0.06	$0.10	$0.10	$0.09	$0.08	$0.08
Class B	$0.08	$0.02	$0.04	$0.04	$0.04	$0.03	$0.03

	AS OF DECEMBER 31, 2005 (UNAUDITED)	AS OF JUNE 30,
		2005	2004	2003	2002	2001
		(in millions)
Balance Sheet Data:
Cash and cash equivalents	$5,243	$6,470	$4,051	$4,447	$3,574	$2,842
Total assets	55,441	54,692	48,343	42,149	36,898	39,685
Borrowings and perpetual preference shares(8)	12,204	10,999	10,509	10,003	9,840	10,809

(1)	See Notes 3 and 5 to the Consolidated Financial Statements of News Corporation contained in its Annual Report on Form 10-K, filed September 1, 2005 for information with respect to significant acquisitions, disposals and other transactions during fiscal 2005, 2004 and 2003.
(2)	In January 2002, News Corporation adopted Emerging Issues Task Force (“EITF”) No. 01-09, “Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products,” which was effective for News Corporation as of January 1, 2002. As required, News Corporation has classified the amortization of cable distribution investments against revenues for all periods presented. Operating income (loss), Income (loss) from continuing operations, Net income (loss), Income (loss) from continuing operations per share and Earnings (loss) per share are not affected by this classification. This classification affects News Corporation’s and its Cable Network Programming segment’s revenues. The effect of the classification on News Corporation’s revenues is as follows:

	FOR THE SIX MONTHS ENDED DECEMBER 31, (UNAUDITED)		FOR THE FISCAL YEARS ENDED JUNE 30,
	2005	2004	2005	2004	2003	2002	2001
			(in millions)
Revenues before amortization of cable and distribution investments	$12,400	$11,766	$23,976	$20,931	$17,505	$15,186	$13,789
Amortization of cable distribution investments	(53)	(58)	(117)	(129)	(125)	(116)	(90)

Revenues	$12,347	$11,708	$23,859	$20,802	$17,380	$15,070	$13,699

(3)	Net income (loss) and Basic and diluted earnings (loss) per share for the six months ended December 31, 2005 include the impact of an after-tax charge of $1,013 million for the cumulative effect of an accounting change relating to News Corporation’s adoption of Emerging Issues Task Force Topic No. D-108 and a gain on disposition of discontinued operations of $381 million resulting from the sale of TSL Education Ltd (“TSL”). The net income attributable to the TSL operations is not material to the Company in any of the periods presented and accordingly has not been presented separately.
(4)	Fiscal 2002 results include News Corporation’s $6.1 billion write-down of Gemstar-TV Guide and the $958 million Other operating charge for the write-down of News Corporation’s national and international sports contracts. Fiscal 2002 results also include News Corporation’s acquisition of Chris-Craft Industries, Inc. for approximately $5 billion ($2 billion in cash and $3 billion in Class A common stock) and the sale of its interest in Fox Family Worldwide to The Walt Disney Company for total consideration of approximately $1.6 billion, which resulted in a pre-tax gain of approximately $1.3 billion.
(5)	Fiscal 2001 Net income (loss) and Basic and diluted earnings (loss) per share include the impact of the after-tax charges of $494 million and $66 million for the cumulative effect of an accounting change relating to News Corporation’s adoption of SOP No. 00-2 and SFAS No. 133, respectively.
(6)	Basic and diluted income (loss) from continuing operations per share, basic and diluted earnings (loss) per share and cash dividend per share reflect per share amounts based on the adjusted share amounts to reflect the November 12, 2004 one-for-two share exchange in the reincorporation of News Corporation.

(7)	Class A non-voting shares carry rights to a greater dividend than Class B voting shares through fiscal 2007. As such, net income available to News Corporation’s common stockholders is allocated between its two classes of common stock, Class A common stock and Class B common stock. The allocation between classes was based upon the two-class method. See Notes 2 and 20 to the Consolidated Financial Statements of News Corporation contained in its Form 10-K, filed September 1, 2005 for further discussion. In fiscal 2008, Class A common stock ceases to carry any rights to a greater dividend than Class B common stock. As such, earnings (loss) per share based on the total weighted average shares outstanding (Class A common stock and Class B common stock combined) are as follows:

	FOR THE SIX MONTHS ENDED DECEMBER 31, (UNAUDITED)		FOR THE FISCAL YEARS ENDED JUNE 30,
	2005	2004	2005 (a)	2004	2003	2002	2001
Diluted earnings (loss) per share	$0.20	$0.34	$0.69	$0.54	$0.31	$(3.12)	$(0.08)

(a)	In March 2005, News Corporation’s acquisition of the interest of Fox Entertainment Group, Inc. that it did not already own was completed and a total of 357 million shares of Class A Common Stock were issued as consideration.
(8)	Each fiscal year presented prior to June 30, 2005 includes $345 million of perpetual preference shares outstanding, which were redeemed at par by News Corporation in November 2004.

DESCRIPTION OF THE NOTES

The notes are to be issued as a separate series under the indenture in a transaction that is not subject to the registration requirements of the Securities Act. See “Notice to Investors.” References to the notes include the Exchange Notes unless the context otherwise requires. Series of debt securities issued under the indenture, including the notes, are referred to herein as the “Debt Securities.” The following summaries of the material provisions of the notes and the indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the notes and the indenture, including the definitions therein of certain terms and capitalized terms used below.

General

The 6.40% notes will be initially limited to $1,150,000,000 aggregate principal amount and will mature on December 15, 2035.

The Company may from time to time, without notice to or consent of the holders, issue additional notes of the same tenor, coupon and other terms as the notes, so that such notes and the notes offered hereby will form a single series. Interest will accrue on the notes from December 23, 2005 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on June 15 and December 15 of each year commencing on June 15, 2006 to the person (or any predecessor) in whose name the notes are registered at the close of business on the June 1 or December 1, as the case may be, next preceding such Interest Payment Date. Interest will be computed assuming a 360-day year consisting of twelve 30-day months. The notes are not entitled to any sinking fund.

The notes will be issued only in fully registered form in denominations of $1,000 and integral multiples thereof. The notes will be represented by Global Securities (as defined herein) registered in the name of the nominee of DTC.

The indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities, including the notes, may be issued thereunder from time to time in one of more series. As of December 31, 2005, approximately $7.4 billion of Debt Securities were outstanding under such indenture.

The Company has appointed The Bank of New York at its offices at 101 Barclay Street, New York, New York 10286, to serve as registrar and paying agent under the indenture. No service charge will be made for any transfer, exchange or redemption of notes, except in certain circumstances, for any tax or other governmental charge that may be imposed in connection therewith.

Additional Interest

As discussed under “Exchange Offer; Registration Rights,” pursuant to the registration rights agreement, the Company and the Guarantors will agree to file with the SEC a registration statement (the “Exchange Offer Registration Statement”) and to offer to the holders of notes who are able to make certain representations the opportunity to exchange their original notes for Exchange Notes. In the event that the Company and the Guarantors are not permitted to file the Exchange Offer Registration Statement or to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy or, in certain other circumstances, including if for any reason the Exchange Offer Registration Statement is not declared effective by the SEC on or prior to the 180th day after the date the notes are first issued, the Company and the Guarantors will file with the SEC a shelf registration statement with respect to resales of the notes by the holders thereof. The interest rate on the notes is subject to increase under certain circumstances during any period in which the Company and the Guarantors are not in compliance with their obligations under the registration rights agreement. See “Exchange Offer; Registration Rights.”

Ranking

The notes will be direct, unsecured obligations of the Company and will constitute Indebtedness (as defined below) ranking pari passu with all other unsecured Indebtedness of the Company which is not by its terms subordinated to the notes. The Guarantees constitute Indebtedness of each of the Guarantors, including News Corporation, and are intended to rank pari passu with all other unsecured Indebtedness of such Guarantors, which is not by its terms subordinated to the Guarantees.

“Indebtedness” of any Person (as defined below) is defined as, at any date, and without duplication, any obligation for or in respect of: (i) money borrowed or raised (whether or not for a cash consideration and whether or not the recourse of the lender is to the whole of the assets of such Person or only a portion thereof) and premiums (if any) and capitalized interest (if any) in respect thereof; (ii) all obligations (if any) with respect to any debenture, bond, note, loan, stock or similar instrument (whether or not issued or raised for a cash consideration); (iii) liabilities of such Person in respect of any letter of credit (other than in respect of Trade Payables), bankers’ acceptance or note purchase facility or any liability with respect to any recourse receivables purchase, factoring or discounting arrangement; (iv) all obligations of such Person with respect to Capitalized Lease Obligations (whether in respect of buildings, machinery, equipment or otherwise); (v) all obligations created or arising under any deferred purchase or conditional sale agreement or arrangement or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to financing leases), except any such balance which represents a Trade Payable; (vi) net liabilities in respect of any Interest Rate Protection Agreements (as defined below); (vii) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any Redeemable Stock (as defined below) of such Person or any warrants, rights or options to acquire such Redeemable Stock valued, in the case of Redeemable Stock, at the greatest amount payable in respect thereof on a liquidation (whether voluntary or involuntary) plus accrued and unpaid dividends; (viii) direct or indirect guarantees of all Indebtedness of other Persons referred to in clauses (i) to (vii) above or legally binding agreements by any Person (a) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, or (b) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness, or (c) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered), or (d) otherwise to assure in a legally binding manner any Person to whom Indebtedness is owed against loss; and (ix) all Indebtedness of the types referred to in clauses (i) to (viii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any encumbrance on any asset owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness. The amount of Indebtedness of any Person at any date shall be (without duplication) (i) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability of any such contingent obligations at such date and (ii) in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such Person is subject, the lesser of the fair market value at such date of any asset subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured.

Guarantees

The notes will be unconditionally guaranteed by News Corporation and the Subsidiary Guarantors. See “The Guarantors of the Notes.” The Guarantees are intended to rank pari passu with News Corporation’s and the Subsidiary Guarantors’ obligations under the Revolving Credit Agreement and their obligations under the various senior public debt instruments issued by the Company, News Corporation or the Subsidiary Guarantors.

Upon (i) the sale or disposition (by merger or otherwise) of a Subsidiary Guarantor to an entity which is not a Restricted Subsidiary (as defined below) of News Corporation, (ii)(A) the payment in full of the obligations under the Revolving Credit Agreement guaranteed by such Subsidiary Guarantor, to the extent that such Subsidiary Guarantor is a guarantor thereunder, and the termination of the commitments of the lenders under the Revolving Credit Agreement and (B) News Corporation directing that such Subsidiary Guarantor be released from the Guarantee or (iii)(A) the release of such Subsidiary Guarantor from its obligations under the Revolving Credit Agreement in accordance with the terms thereof and (B) News Corporation directing that such Subsidiary Guarantor be released from the Guarantee, such Subsidiary Guarantor shall be deemed released from all obligations under the Guarantee without any further action required on the part of the Bank of New York (the “Trustee”) or any holder of notes. Any Subsidiary Guarantor not so released remains liable for the full amount of principal of, premium, if any, and interest, on the notes, as provided in the Guarantee. The Trustee shall make available for delivery an appropriate instrument evidencing such release upon receipt of a request of the Company accompanied by an officer’s certificate certifying as to the compliance with the indenture and, in the event of the release of a Subsidiary Guarantor in accordance with the terms of (ii) above, an opinion of counsel.

Redemption by the Company

The notes are redeemable, as a whole or in part, at our option, at any time or from time to time, upon mailed notice to the registered address of each holder of notes at least 30 days but not more than 60 days prior to the redemption. The redemption price will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as defined below) on such notes discounted to the date of redemption, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable Treasury Rate (as defined below) plus 30 basis points. Accrued interest will be paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer (as defined below) as having a maturity comparable to the remaining term of the notes, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, the Reference Treasury Dealer Quotations (as defined below) for that redemption date.

“Reference Treasury Dealer” means Citigroup Global Markets Inc. and its successor. If it shall cease to be a primary U.S. Government securities dealer, the Company will substitute another nationally recognized investment banking firm that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means the remaining scheduled payments of principal of and interest on the notes that would be due after the related redemption date but for that redemption. If that redemption date is not an interest payment date with respect to the notes, the amount of the next succeeding scheduled interest payment on the notes will be reduced by the amount of interest accrued on the notes to such redemption date.

On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless the Company defaults in the payment of the redemption price and accrued interest). On or before the redemption date, the Company will deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by the Trustee by a method the Trustee deems to be fair and appropriate.

The notes may, at the option of the Company, be redeemed for cash, in whole but not in part, at any time, upon not less than 30 nor more than 60 days’ notice given in the manner described in the indenture (which notice shall be irrevocable), at a price equal to 100% of the principal amount plus accrued interest to the redemption date, if (i) the Company is financially unable to fulfill its obligations under the indenture and a Guarantor is required to make payments on the notes pursuant to its Guarantee, (ii) a Guarantor that is not a U.S. resident has or will become obligated to pay the amounts described under “Certain United States Federal Tax Considerations For Non-United States Holders—Additional Amounts” and (iii) such obligation cannot be avoided by the Guarantor taking reasonable measures (including News Corporation causing any other Guarantor to make payments pursuant to the Guarantee) that require no material cost to News Corporation or any other Guarantor.

Repurchase Upon Change of Control Triggering Event

Within 15 days after the occurrence of a Change of Control Triggering Event (as defined below), the Company will be required to make an offer to purchase all of the notes at a purchase price equal to 101% of the aggregate principal amount, plus accrued interest, if any, to the date of purchase. The offer (a “Change of Control Offer”) shall be made not later than the 15th Business Day after the Change of Control Triggering Event.

The Company shall commence a Change of Control Offer by mailing a notice to each holder stating: (i) that the Change of Control Offer is being made pursuant to a covenant in the indenture and that all notes validly tendered will be accepted for payment; (ii) the purchase price and the purchase date (which shall be not less than 30 days nor more than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); (iii) that any notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date; (iv) that holders electing to have notes purchased pursuant to the Change of Control Offer will be required to surrender the notes to the paying agent at the address specified in the notice prior to the Change of Control Payment Date; (v) that holders will be entitled to withdraw their tender of notes on the terms and conditions set forth in such notice which will allow any holder to withdraw notes if they notify the Trustee prior to the Change of Control Payment Date; and (vi) that holders who elect to require that only a portion of the notes held by them be repurchased by the Company will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered. No notes will be purchased from any holder who does not tender any notes pursuant to the Change of Control Offer.

On the Change of Control Payment Date, the Company shall (i) accept for payment tendered notes or portions thereof pursuant to the Change of Control Offer, (ii) deposit with the paying agent cash in same-day funds sufficient to pay the purchase price of notes or portions thereof so accepted and (iii) deliver, or cause to be delivered, to the Trustee notes so accepted. The paying agent shall promptly make available to the holders of notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and make available for delivery to such holders a new security of the same class equal in principal amount to any unpurchased portion of notes surrendered. The Company will publicly announce the results of the Change of Control Offer as soon as practicable after the Change of Control Payment Date. For purposes of this covenant, the Trustee shall act as the paying agent.

This covenant is intended to allow the holders the option of having their notes purchased in the event that members of the Murdoch Family (as herein defined) no longer effectively control News Corporation and a Rating Decline (as herein defined) occurs shortly thereafter.

News Corporation and its Subsidiaries will comply with the appropriate provisions of the Exchange Act, including Rule 14e-1, in the event of a Change of Control Offer. The Change of Control (as defined below) purchase feature of the notes may in certain circumstances make more difficult or discourage a takeover of News Corporation and, thus, the removal of incumbent management. The Change of Control purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate Class B Common Stock of News Corporation or to obtain control of News Corporation by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change of Control purchase feature is a standard term contained in other offerings of debt securities of other issuers containing features corresponding to the terms of the notes.

As of December 31, 2005, News Corporation had outstanding approximately $12.2 billion of debt under various senior indentures which contain change of control provisions similar to those set forth herein. In the event of the default by the Company or the Guarantors in the payment of its or their obligations with respect to such other indebtedness (including a default in making required payments upon a change of control or a Change of Control Triggering Event), such default would, to the extent that the aggregate amount of indebtedness outstanding which is declared to be due and payable under such instrument or instruments exceeds $100 million, constitute an Event of Default (as defined below) under the notes.

The Company’s ability to repurchase the notes upon a Change of Control Triggering Event will depend upon the availability of cash sufficient to pay the purchase price and upon the terms of its and News Corporation’s then existing loan agreements and indentures. If a Change of Control were to occur, there can be no assurance that the Company would have funds sufficient to pay the Change of Control purchase price for all of the notes that might be delivered by holders seeking to exercise the purchase right. In addition, the Revolving Credit Agreement, to which News Corporation, the Company and certain of their Affiliates are parties, could restrict the ability of the Company to repurchase the notes upon a Change of Control. The ability of the Company to repurchase the notes upon a Change of Control will depend upon the principal amount of the notes required to be repurchased, the limitations imposed by the covenants (whether contained in the Revolving Credit Agreement or otherwise) then in effect and, if required, the consent by the banks representing 60% of the outstanding indebtedness under the Revolving Credit Agreement.

“Change of Control” shall mean the occurrence of the following: any person (as the term “person” is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) other than News Corporation, any Subsidiary of News Corporation, any employee benefit plan of either News Corporation or any Subsidiary of News Corporation, or the Murdoch Family, becomes the beneficial owner of the greater of (A) 30% or more of the combined voting power of News Corporation’s then outstanding common stock entitled to vote generally for the election of directors (“Voting Securities”); and (B) if the Murdoch Family is the beneficial owner of, or has the right to vote, more than 30% of the Voting Securities, a percentage of Voting Securities greater than the percentage of Voting Securities so owned or voted by the Murdoch Family.

“Change of Control Triggering Event” shall mean a Change of Control and a Rating Decline (as defined below).

“Investment Grade” is defined as a rating of BBB- or higher by Standard & Poor’s Corporation and its successors (“S&P”) or a rating of Baa3 or higher by Moody’s Investor Service, Inc. and its successors (“Moody’s”) or the equivalent of such ratings.

“Murdoch Family” shall mean K. Rupert Murdoch, his wife, parents, children, or brothers or sisters or children of brothers or sisters, or grandchildren, grand nieces and grand nephews and other members of his immediate family or any trust or any other entity directly or indirectly controlled by one or more of the members of the Murdoch Family described above (“controlled entities”). A trust shall be deemed controlled by the Murdoch Family if the majority of the trustees are members of the Murdoch Family or can be removed or replaced by any one or more members of the Murdoch Family or the controlled entities.

“Rating Agencies” is defined as (i) S&P and (ii) Moody’s or (iii) if S&P or Moody’s or both shall not make a rating of the notes publicly available, a nationally recognized securities rating agency or agencies, as the case may be, selected by News Corporation, which shall be substituted for S&P or Moody’s or both, as the case may be, so that there shall always be two nationally recognized securities rating agencies rating the notes.

“Rating Category” is defined as (i) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such category of S&P or Moody’s used by another Rating Agency. In determining whether the rating of the notes has decreased by one or more gradations, gradations within Rating Categories (+ and – for S&P; 1, 2 and 3 for Moody’s; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB– to B+, will constitute a decrease of one gradation).

“Rating Date” is defined as the date which is 90 days prior to the earlier of, (i) a Change of Control or (ii) public notice of the occurrence of a Change of Control or of the intention by News Corporation to effect a Change of Control.

“Rating Decline” is defined as the occurrence of the following on, or within 90 days after the earlier of, (i) the occurrence of a Change of Control or (ii) public notice of the occurrence of a Change of Control or the intention by News Corporation to effect a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies), (a) in the event the notes are rated by either Rating Agency on the Rating Date as Investment Grade, the rating of the notes shall be reduced so that the notes are rated below Investment Grade by both Rating Agencies, or (b) in the event the notes are rated below Investment Grade by both Rating Agencies on the Rating Date, the rating of the notes by either Rating Agency shall be decreased by one or more gradations (including gradations within Rating Categories, as well as between Rating Categories).

Successor Corporation

Neither News Corporation nor the Company shall consolidate with, merge with or into, sell, assign, lease all or substantially all of its properties and assets as an entirety to any Person (other than its Wholly Owned Subsidiary) or permit any Person (other than its Wholly Owned Subsidiary) to merge with or into News Corporation or the Company unless: (i) News Corporation or the Company shall be the continuing Person, or the Person (if other than News Corporation or the Company) formed by such consolidation or into which News Corporation (or the Company) is merged or to which the properties and assets of News Corporation (or the Company), substantially as an entirety, are transferred shall (a) (in the case of the Company only) be a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia and shall (b) expressly assume, by supplemental indentures executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of News Corporation (or the Company) under the notes and the indenture, and the indenture shall remain in full force and effect; and (ii) immediately before and immediately after giving effect to such transaction, no Event of Default and no Default (as defined below) shall have occurred and be continuing.

In connection with any consolidation, merger or transfer contemplated hereby, News Corporation shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with these “Successor Corporation” provisions and that all conditions precedent herein provided for relating to such transactions have been complied with.

Upon any consolidation, merger or any transfer of all or substantially all of the assets of News Corporation or the Company in accordance with the foregoing, the successor corporation formed by such consolidation or into which News Corporation or the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of News Corporation or the Company under the indenture with the same effect as if such successor corporation had been named as News Corporation or the Company therein.

Waiver, Modification and Amendment

The holders of a majority in principal amount of the notes may waive certain past defaults with respect to the notes. The holders of a majority in aggregate principal amount of the Outstanding Debt Securities or, in case less than all of the several series of Outstanding Debt Securities are affected, the holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected may waive the Company’s and the Guarantors’ compliance with certain restrictive provisions.

Modification and amendment of the indenture may be made by the Company, the Guarantors and the Trustee with the written consent (i) of the holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities, or (ii) in case less than all of the several series of Debt Securities then Outstanding (as defined below) are affected by the modification or amendment, the holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series so affected, voting as a single class, provided that no such modification or amendment may, without the consent of the holders of each Debt Security affected thereby: (a) change the Stated Maturity of the principal of, or any installment of principal of, or interest on, any Debt Security; (b) reduce the principal amount of, or the rate of interest, if any, on, or any premium payable upon the redemption of, any Debt Security; (c) change the place or currency of payment of principal of, or premium or interest on, any Debt Security; (d) impair the right to institute suit for the enforcement of any payments on, or with respect to, any Debt Security; or (e) reduce the percentage in aggregate principal amount of the Outstanding Debt Securities of any particular series specified in this or the preceding paragraph. Any modification or amendment which changes or eliminates any covenant or other provision of the indenture which has expressly been included solely for the benefit of one or more particular series of Debt Securities, or which modifies the rights of the holders of Debt Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under the applicable indenture of the holders of Debt Securities of any other series.

Events of Default

The following events are defaults under the indenture: (a) failure to pay the principal of (or premium, if any, on) the notes when due; (b) failure to pay any interest installment on the notes when due, continued for 30 days; (c) failure of the Company, News Corporation or any Restricted Subsidiary to perform any other covenant under the indenture (other than a covenant included in the indenture solely for the benefit of a series of Debt Securities other than the notes), continued for 60 days after written notice; (d) certain events of bankruptcy, insolvency or reorganization; (e) an event of default on any other Indebtedness for borrowed money of News Corporation or any of its Restricted Subsidiaries having an aggregate amount outstanding in excess of $100 million which has caused the holders thereof to declare such Indebtedness due and payable in advance of its scheduled maturity; (f) failure to pay at stated maturity (and the expiration of any grace period) any other Indebtedness for borrowed money of News Corporation or any of its Restricted Subsidiaries in excess of $100 million; and (g) final judgments for the payment of money which in the aggregate exceed $250 million; shall be rendered against News Corporation or any Restricted Subsidiary by a court and shall remain unstayed or undischarged for a period of 60 days.

If a default enumerated above with respect to the notes at the time Outstanding shall occur and be continuing, then and, in every such case (unless the principal of all the notes of that series shall have already become due and payable), the holders of not less than 25% in aggregate principal amount of the Outstanding notes may declare to be due and payable immediately by a notice in writing to the Company and to the Trustee the entire principal amount of all the notes. At any time after such declaration of acceleration has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in principal amount of the Outstanding notes, by written notice to the Company and the Trustee, may, in certain circumstances, rescind and annul such declaration (except an acceleration due to a default in payment of the principal or interest on any security).

No holder of any notes shall have any right to institute any proceeding with respect to the indenture or the notes or for any remedy thereunder, unless such holder previously shall have given to the Trustee written notice of a default with respect to the notes and unless also the holders of at least 25% of the principal amount of Outstanding notes shall have made written request upon the Trustee, and have offered to the Trustee indemnity reasonably satisfactory to it, to institute such proceeding as trustee, and the Trustee shall not have received direction inconsistent with such request in writing by the holders of a majority in principal amount of Outstanding notes and shall have neglected or refused to institute such proceeding within 60 days. However, the right of any holder of any note to enforce the payment of principal and interest, if any, due on such Note on or after the dates expressed in such note, may not be impaired or affected.

Defeasance and Covenant Defeasance

The indenture provides that the Company may elect either (A) to defease and be discharged from any and all obligations with respect to the notes (except as otherwise provided in the indenture) (“defeasance”) or (B) to be released from certain of its obligations with respect to the notes described under “Certain Covenants,” and “Repurchase Upon Change of Control Triggering Event” (“covenant defeasance”), upon the irrevocable deposit with the Trustee, in trust for such purpose, of money, and/or U.S. Government Obligations or Foreign Government Securities (each as defined below) which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of (and premium, if any), and interest on, the notes on the scheduled due dates therefor.

Regarding the Trustee

The indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in such indenture. The Trustee is The Bank of New York, 101 Barclay Street, New York, New York 10286.

The indenture and provisions of the Trust Indenture Act contain limitations on the rights of the Trustee, should it become a creditor of the Company or a Guarantor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of a Default or resign. The Bank of New York is a lender under the Revolving Credit Agreement.

Certain Covenants

Guarantees by Restricted Subsidiaries. To the extent that after the date of the indenture any Restricted Subsidiary that is not a Subsidiary Guarantor issues any guarantee of any Indebtedness for money borrowed in excess of $50 million, the indenture requires that such Restricted Subsidiary guarantee the notes on a pari passu basis if such Indebtedness is Senior Indebtedness and on a senior basis if such Indebtedness is Subordinated Indebtedness.

Limitation on Liens. Neither News Corporation nor any Restricted Subsidiary will create, assume, incur or suffer to exist any Lien on any property to secure Indebtedness unless contemporaneously therewith or prior thereto the notes are equally and ratably secured for so long as such other Indebtedness shall be so secured, except: (i) Liens existing on the date of the indenture and any extensions, renewals or refunding thereof (so long as there is no increase in principal amount thereby secured, plus costs and expenses associated with incurring such Refinancing Indebtedness, or material change in the nature of Indebtedness thereby secured); (ii) Permitted Encumbrances (as defined below); (iii) (intentionally omitted); (iv) Liens permitted to finance receivables (including pursuant to a receivables sale agreement) arising in the ordinary course of business not to exceed 90% of the amount of the receivables so financed, provided that the indebtedness incurred in connection therewith is permitted by the applicable indenture; (v) Liens in connection with Permitted Film Financings (as defined below); (vi) any Liens created by a member of the Fox Group (as defined below) in favor of a producer or supplier of television programming or films over distribution revenues and/or distribution rights which are allocable to such producer or supplier under related distribution arrangements; (vii) a third party Lien granted by News International plc or a Restricted Subsidiary on its shares in British Sky Broadcasting Group plc (“BSkyB”) for the purpose of securing a project loan to be made to BSkyB provided that there shall be no recourse to News International plc thereunder; and (viii) any extension, renewal or refunding of any Liens referred to in clauses (i) through (vii) above, provided that the renewal, extension or refunding is limited to all or part of the property securing the original Lien.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms.

“Affiliate” of any specified Person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Capital Stock” of any Person is defined as any and all shares, interests, participations or other equivalents (however designated) of capital stock and any rights (other than loan stock or debt securities convertible into capital stock), warrants or options to acquire such capital stock.

“Default” is defined as any event, act or condition which is, or after notice or passage of time or both would be, an Event of Default.

“Film Special Purpose Vehicle” is defined as any Special Purpose Vehicle established for the sole purpose of financing, producing, marketing or distributing films or television programs.

“Foreign Government Securities” is defined as, with respect to securities and coupons, if any, of any series that are denominated in a foreign currency, securities that are (i) direct obligations of the government that issued such currency for the payment of which obligations its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of such government (the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of such government) which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof.

“Fox Group” means Fox Entertainment Group, Inc., a Delaware corporation and its respective consolidated Restricted Subsidiaries.

“GAAP” is defined as generally accepted accounting principles as applied in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are applicable as of the date of determination, provided that the definitions contained in the indenture and all ratios and calculations under the covenants described therein shall be determined in accordance with GAAP as in effect on the date of the applicable indenture.

“HarperCollins Group” means HarperCollins UK, an English corporation and its consolidated Subsidiaries and HarperCollins Publishers Inc., a Delaware corporation (and any successor thereto), and its consolidated Subsidiaries.

“Interest Rate Protection Agreements” of any Person is defined as the obligations of such Person pursuant to any interest rate swap agreement, interest rate collar agreement, option or future contract or other similar agreement or arrangement designed to protect such Person or any of its Subsidiaries against fluctuations in interest rates.

“Lien” is defined as any mortgage, lien, pledge, security interest, conditional sale or other title retention agreement, charge, or other security interest or encumbrance of any kind (including any unconditional agreement to give any security interest).

“News Consolidated Group” is defined as News Corporation and its Restricted Subsidiaries which are consolidated under GAAP.

“Original Issue Discount Debt Security” is defined as any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof.

“Outstanding” is defined as, as of the date of determination, all Debt Securities theretofore authenticated and delivered under the indenture, except: (i) Debt Securities theretofore canceled by the Trustee or delivered to the Trustee for cancellation; (ii) Debt Securities for whose payment or redemption (a) money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the holders of such Debt Securities or (b) U.S. Government Obligations or Foreign Government Securities as contemplated by the section of the indenture governing satisfaction, discharge and defeasance of Debt Securities in the necessary amount have been theretofore deposited with the Trustee in trust for the holders of such Debt Securities in accordance with such section; provided that, if such Debt Securities are to be redeemed, notice of such redemption has been duly given pursuant to the indenture or provision therefor satisfactory to the Trustee has been made; and (iii) Debt Securities which have been paid pursuant to the section of the indenture governing mutilated, destroyed, lost and stolen securities or in exchange for or in lieu of which other Debt Securities have been authenticated and delivered pursuant to the indenture, other than any such Debt Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Debt Securities are held by a bona fide purchaser in whose hands such Debt Securities are valid obligations of the Company; provided, however, that in determining whether the holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, the principal amount of any Original Issue Discount Debt Securities that shall be deemed to be Outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof pursuant to the section of the indenture governing acceleration, the principal amount of a Debt Security denominated in a foreign currency or currencies shall be deemed to be that amount of dollars that could be obtained for such principal amount on the basis of the spot rate of exchange for such foreign currency or such currency unit as determined by the Company or by an authorized exchange rate agent, and Debt Securities owned by the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Debt Securities which the Trustee knows to be so owned shall be so disregarded. Debt Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Debt Securities and that the pledgee is not the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor.

“Permitted Encumbrance” is defined as any of the following: (i) any Lien which arises in favor of an unpaid seller in respect of goods, plant or equipment sold and delivered to any member of the News Consolidated Group in the ordinary course of its business until payment of the purchase price for such goods or plant or equipment or any other goods, plant or equipment previously sold and delivered by that seller (except to the extent that such Lien secures Indebtedness or arises otherwise than due to deferment of payment of purchase price); (ii) Liens arising by operation of law; (iii) any Lien or pledge created or subsisting in the ordinary course of business over documents of title, insurance policies or sale contracts in relation to commercial goods to secure the purchase price thereof; (iv) any Lien with respect to a cash deposit which secures the payment or reimbursement obligation in favor of any financial institution or government in connection with any letter of credit, guarantee or bond, issued by or, as the case may be, granted to any financial institution, or government, in respect of any amount payable by any member of the News Consolidated Group pursuant to any agreement or arrangement (other than in respect of Indebtedness for borrowed money) entered into by any member of the News Consolidated Group; (v) any Lien with respect to a cash deposit which is deposited in an account with any financial institution or firm of lawyers or title company to be held in escrow in such account pursuant to any agreement or arrangement (other than in respect of Indebtedness for borrowed money); (vi) any Lien with respect to documents of title to any asset, to the extent arising from the delivery of such asset to any financial institution or firm of lawyers or title company to be held in escrow pursuant to any agreement or arrangement for the purchase or sale of such asset, provided that (A) such agreement or arrangement is not in respect of Indebtedness for borrowed money, (B) such documents of title are held in escrow only pending the satisfaction of conditions precedent to the purchase or sale of such asset and (C) such agreement or arrangement and the related purchase or sale are not otherwise prohibited under the indenture; (vii) Liens on property purchased after the date of the indenture provided that (A) any such Lien is created solely for the purpose of securing Indebtedness incurred to finance the cost (including the cost of construction) of the item of property subject thereto and such Lien is created prior to, at the time of, or within 270 days after the later of, the acquisition, the completion of construction or the commencement of the full operation of such property, or for the purpose of securing Indebtedness incurred to refinance any Indebtedness previously so secured, (B) the principal amount of Indebtedness secured by such Lien does not exceed 100% of such cost, (C) such Lien does not extend to or cover any other property other than such item or property and any improvements on such item, and (D) the incurrence of such Indebtedness is permitted by Section 906 of the indenture; (viii) in the case of a corporation becoming a member of the News Consolidated Group after the date of the indenture, any Lien with respect to the assets of such corporation at the time it became a member of the News Consolidated Group provided that such encumbrance is not created in contemplation of, or in connection with, it becoming a member of the News Consolidated Group; (ix) Liens to secure performance bonds and other obligations incurred in the ordinary course of business; (x) any Lien with respect to any asset (including, without limitation, securities, documents of title and source codes), to the extent arising from the delivery of such asset to any financial institution, firm of lawyers, title company or other entity which holds assets in escrow or custody, to be held in escrow pursuant to any agreement or arrangement granted in the ordinary course of business; (xi) Liens not otherwise permitted herein which do not, in the aggregate, exceed 10% of the Tangible Assets (as defined below) of the News Consolidated Group; provided that any such Lien is not otherwise prohibited under the indenture; and (xii) statutory Liens of carriers, warehousemen, mechanics, suppliers, material men, repairmen and other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision has been made; provided that in the case of sub-clauses (i) and (iii) of this definition, there is no default in the underlying obligation secured by such encumbrance or such obligation is being contested in good faith and by appropriate proceedings.

“Permitted Film Financings” means debt and equity financing arrangements with third parties for the production and/or distribution of newly-produced television programming or films by one or more special purpose partnerships, corporations or similar structures (in which any interest held by a member of the Fox Group is held through a Film Special Purpose Vehicle), the production and/or distribution decisions in respect of which are controlled by a member of the Fox Group to the same extent as would be customary in the case of the production and/or distribution of such television programming or films by a member of the Fox Group.

“Person” means any individual, corporation, partnership, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization, or government or any agency or political subdivision thereof or other entity of any kind.

“Redeemable Stock” is defined as any equity security that by its terms or otherwise is required to be redeemed prior to the maturity of the Securities or is redeemable at the option of the holder thereof at any time prior to maturity of the Securities.

“Restricted Subsidiary” is defined as any Subsidiary other than those Subsidiaries in the HarperCollins Group, until such time as such Subsidiaries in the HarperCollins Group shall be designated Restricted Subsidiaries.

“Subsidiary” is defined as, with respect to any Person, (i) a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof has at least a majority ownership interest and the power to direct the policies, management and affairs thereof and shall, with respect to News Corporation and News America, include Fox Television Holdings, Inc. and its Subsidiaries and their successors. For purposes of this definition, any director’s qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

“Tangible Assets” of any Person is defined as, as of any date, the amount of total assets of such Person and its subsidiaries on a consolidated basis at such date minus goodwill, trade names, patents, unamortized debt discount expense and other like intangibles, all determined in accordance with GAAP.

The summary herein of certain provisions of the indenture, including the defined terms therein, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, a copy of which will be made available to prospective purchasers of the notes upon request to the Company.

Tax Consequences of the Exchange Offer

The following is a general discussion of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of notes by U.S. Holders and Non-U.S. Holders, each as defined below. This discussion is based upon the U.S. federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a note who or that is, for U.S. federal income tax purposes, a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate whose income is includable in gross income for U.S. federal income tax purposes regardless of its source or a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. A “Non-U.S. Holder” is a beneficial owner of a note who is not a U.S. Holder.

This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular holders in light of their individual investment circumstances, such as notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and tax-exempt organizations) or to persons that will hold the notes as a part of a straddle, hedge, or synthetic security transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state or local tax considerations. This summary assumes that investors will hold their notes as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF NOTES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY NON-U.S., STATE, LOCAL OR OTHER TAXING JURISDICTION.

Tax Considerations Applicable to U.S. Holders and Non-U.S. Holders

Exchange of the Original Notes for Exchange Notes

The exchange of an original note for an Exchange Note pursuant to the Exchange Offer will not constitute a taxable exchange for U.S. federal income tax purposes because the Exchange Note will not be considered to differ materially in kind or extent from the original note. Accordingly, the Exchange Note will be treated for U.S. federal tax purposes as a continuation of the original note in the hands of a U.S. Holder or a Non-U.S. Holder. As a result, (1) a holder will not recognize any gain or loss on the exchange, (2) the holder’s holding period for an Exchange Note will include the holding period for the original note, and (3) the holder’s adjusted tax basis of the Exchange Note will be the same as the holder’s adjusted basis of the original note. The Exchange Offer will not have any U.S. federal income tax consequences for a non exchanging holder of an original note.

Additional Amounts

All payments made by a Subsidiary Guarantor that is not organized in or whose residence is not the United States with respect to the Guarantees will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Australia or any political subdivision thereof or any authority therein or thereof, or the country of residence of any Subsidiary Guarantor that is not organized in or whose residence is not the United States or any political subdivision thereof, having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is then required by law. In the event that Australia or any political subdivision thereof or any authority therein, or the country of residence of any Subsidiary Guarantor that is not organized in and whose residence is not the United States or any political subdivision thereof, imposes any such withholding tax deductions on (i) any payments made by News Corporation or a Subsidiary Guarantor with respect to the Guarantees or (ii) any net proceeds on the sale to or exchange with News Corporation or any Subsidiary Guarantor of the notes, News Corporation or such Subsidiary Guarantor will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments or sale or exchange by the holders of the notes or the Trustee, as the case may be, after such withholding or deduction shall equal the respective amounts which would have been received in respect of such payments or sale or exchange in the absence of such withholding or deduction; except that no such Additional Amounts shall be payable with respect to any notes held by or on behalf of a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such notes by reason of his being a citizen or resident of, or carrying on a business in, Australia or any political subdivision thereof or any authority therein, or the country of residence of News Corporation or any Subsidiary Guarantor. In the case of net proceeds from the sale or exchange of notes, the Additional Amounts shall not exceed the Additional Amounts that would have been payable if the notes had been redeemed for their principal amount plus accrued but unpaid interest at the time of such sale or exchange. The indenture provides that in certain circumstances the Company will have the opportunity to optionally redeem all of the notes upon the operation of this provision. Notwithstanding the foregoing, a Subsidiary Guarantor making a payment on the notes pursuant to the Guarantees shall not be required to pay any Additional Amounts if (i) such Subsidiary Guarantor provides the beneficial holder of a note with (A) written notice in advance of making such payment and (B) the appropriate forms or instructions necessary to enable such beneficial holder to certify, document or claim the availability of an exemption from, or reduction of, the withholding or deduction of such taxes under applicable law, and (ii) the obligation to pay such Additional Amounts would not have arisen but for the failure of such beneficial holder to (A) duly complete such forms or respond to such instructions or make such claim without undue delay or (B) provide to such Subsidiary Guarantor or relevant taxing authority such duly completed forms or responses to instructions.

Taxation of U.S. Holders

Interest

A U.S. Holder generally will be required to include in gross income as ordinary interest income the stated interest on a note at the time the interest accrues or is received, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Optional Redemption and Change of Control

We intend to take the position that the likelihood of an optional redemption, as described under “Description of the Notes – Redemption by the Company,” or of a Change of Control Offer, as described under “Description of the Notes – Repurchase Upon Change of Control Triggering Event,” is remote within the meaning of the applicable U.S. Treasury regulations and, in accordance with such treatment, a U.S. Holder would not be required to take into account any such payment until such payment is made by the Company. However, the Internal Revenue Service (“IRS”) may take a contrary position, which could affect both the timing of a U.S. Holder’s recognition of income from the notes and our deduction with respect to such payment.

Sale, Exchange or Disposition of the Notes

Upon the sale, exchange, redemption or other taxable disposition of an exchange note, a U.S. Holder will generally recognize capital gain or loss equal to the difference between (i) the amount realized on the disposition (not including the amount allocable to accrued and unpaid interest not previously included in gross income, which will be treated as ordinary interest income), and (ii) the U.S. Holder’s adjusted tax basis in the note. The amount realized will equal the sum of the amount of cash and the fair market value of any property received on the disposition of the note. A U.S. Holder’s adjusted tax basis in the note will generally equal such U.S. Holder’s purchase price for the note reduced by any principal payments on the note received by such U.S. Holder. The capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the note exceeds one year at the time of the disposition.

Market Discount

A U.S. Holder that purchases a note for an amount that is less than its principal amount will have market discount with respect to the note in the amount of such excess. Such U.S. Holder is required (unless the market discount is less than a de minimis amount) to treat any principal payments on, or any gain realized on the disposition or retirement of such note, as interest income to the extent of the market discount that accrued while such U.S. Holder held the note, unless the U.S. Holder elects to include the market discount in income on a current basis (see “Accrual Method Election” below). “Accrued” market discount is determined on a straight-line basis or, at the U.S. Holder’s election, on a constant-yield basis. Market discount is considered to be a de minimis amount if it is less than one-quarter of one percent of the note’s principal amount multiplied by the number of complete years to maturity after the U.S. Holder acquired the note. If a U.S. Holder disposes of a note with more than a de minimis amount of market discount in a nontaxable transaction in exchange for property whose adjusted basis is determined by reference to the adjusted basis of the note, such U.S. Holder must include all market discount in income as if such U.S. Holder had sold the note at its then fair market value.

If a U.S. Holder acquires a note at a market discount and does not make the accrual method election described below, such U.S. Holder may be required to defer the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the note until the deferred income is realized.

Accrual Method Election

A U.S. Holder that purchases a note with market discount may elect to include in gross income such U.S. Holder’s entire return on the note (i.e., the excess of all remaining payments to be received on the note over the amount such U.S. Holder paid for the note) based on the compounding of interest at a constant rate. Such an election will result in a deemed election for all of such U.S. Holder’s debt instruments with market discount to include the market discount currently, and for all of such U.S. Holder’s debt instruments with amortizable bond premium to amortize the premium. The election may be revoked only with the consent of the IRS.

Bond Premium

A U.S. Holder that purchases a note for an amount in excess of its principal amount will have premium with respect to the note in the amount of such excess. Such U.S. Holder may elect to treat the premium as “amortizable bond premium.” If such an election is made, the amount of interest such U.S. Holder must include in income for each accrual period is reduced by the portion of the premium allocable to such period based on the note’s yield to maturity. If the amortizable bond premium exceeds the interest allocable to the accrual period, the electing U.S. Holder must treat the excess as a bond premium deduction for the accrual period. However, the amount treated as a bond premium deduction is limited to the amount by which such U.S. Holder’s total interest income on the note in prior accrual periods exceeds the total amount treated by such U.S. Holder as bond premium on the note in prior accrual periods. A U.S. Holder generally may not assume that a note will be redeemed or converted prior to maturity for this purpose. If the note is in fact redeemed, such U.S. Holder may deduct any unamortized premium in the year of redemption. If a U.S. Holder makes the election described in this paragraph, the election will apply to all debt instruments the interest on which is not excludible from gross income (“fully taxable bonds”) that such U.S. Holder holds at the beginning of the first taxable year to which the election applies and to all fully taxable bonds such U.S. Holder later acquires. The election may be revoked only with the consent of the IRS.

If a U.S. Holder does not make this election, such U.S. Holder must include the full amount of each interest payment in income as described in “Interest” above. The U.S. Holder will receive a tax benefit from the premium only in computing gain or loss upon the sale or other disposition or retirement of the note.

Backup Withholding and Information Reporting

Certain non-corporate U.S. Holders may be subject to backup withholding, currently at a rate of 28%, on payments of principal and interest on, and the proceeds of the disposition of, the notes, if the U.S. Holder (1) fails to provide a correct taxpayer identification number (“TIN”), which, for an individual, would generally be his or her Social Security Number, (2) provides an incorrect TIN, (3) is notified by the IRS that it has failed to report payments of interest or dividends, or (4) under certain circumstances, fails to certify that it is exempt from withholding. In addition, such payments of principal, interest and disposition proceeds to U.S. Holders will generally be subject to information reporting.

Backup withholding is not an additional tax. Any amount withheld from payment to a U.S. Holder under the backup withholding rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Taxation of Non-U.S. Holders

Interest

Interest paid by the Company to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax if (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all voting stock of the Company and the Non-U.S. Holder is not a controlled foreign corporation with respect to which the Company is a “related person” within the meaning of the Code and (ii) the requirements of section 871(h) or 881(c) of the Code are satisfied as described below under the heading “Owner Statement Requirement.” Notwithstanding the above, a Non-U.S. Holder that is engaged in the conduct of a U.S. trade or business will be subject to (i) U.S. federal income tax on interest that is effectively connected with the conduct of such trade or business (or, if a treaty applies, attributable to a permanent establishment in the United States of such Non-U.S. Holder) and (ii) if the Non-U.S. Holder is a corporation, a U.S. branch profits tax equal to 30% of its “effectively connected earnings and profits” as adjusted for the taxable year, unless the Non-U.S. Holder qualifies for an exemption from such tax or a lower tax rate under an applicable treaty. Any such interest that is effectively connected with the conduct of a U.S. trade or business or attributable to a U.S. permanent establishment of a Non-U.S. Holder will be subject to U.S. federal income tax on a net income basis in the same manner as if such Non-U.S. Holder were a U.S. person.

Gain on Disposition

A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on a sale, redemption or other disposition of notes unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder (or, if a treaty applies, attributable to a permanent establishment in the United States of such Non-U.S. Holder) or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met. Any such gain that is effectively connected with the conduct of a U.S. trade or business or attributable to a U.S. permanent establishment of a Non-U.S. Holder will be subject to U.S. federal income tax on a net income basis in the same manner as if such Non-U.S. Holder were a U.S. Holder and, if such Non-U.S. Holder is a corporation, such gain may also be subject to the 30% U.S. branch profits tax described above.

Owner Statement Requirement

Sections 871(h) and 881(c) of the Code require that either the beneficial owner of a note or a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “Financial Institution”) and that holds notes on behalf of such owner file a statement with the Company or its agent to the effect that the beneficial owner is not a U.S. person in order to avoid withholding of U.S. federal income tax (an “Owner’s Statement”).

Backup Withholding and Information Reporting

Current U.S. federal income tax law provides that in the case of payments of interest to Non-U.S. Holders, backup withholding generally will not apply to payments made outside the United States by the Company or a paying agent on a note if an Owner’s Statement is received or an exemption has otherwise been established; provided in each case that the Company or the Paying Agent, as the case may be, does not have actual knowledge that the payee is a U.S. Person.

Non-U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

BOOK-ENTRY; DELIVERY AND FORM

The Company will initially issue the Exchange Notes in the form of one or more global notes. Each global note will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as described below, a global note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in any global note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC.

DTC has advised the Company as follows:

•	it is a limited-purpose trust company organized under the laws of the State of New York,

•	it is a member of the Federal Reserve System,

•	is a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	it is “a clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with it (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the NASD. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

The rules applicable to DTC and its participants are on file with the SEC.

The Company expects that, pursuant to procedures established by DTC, upon the deposit of a global note with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by the global note to the accounts of participants. The accounts to be credited will be designated by the initial purchasers. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC, with respect to participants’ interests, or by DTC’s direct and indirect participants, with respect to the owners of beneficial interests in the global note other than participants. The laws of some jurisdictions may require that purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

So long as DTC, or its nominee, is the registered holder and owner of the global note, DTC or its nominee, as the case may be, will be considered the sole legal owner and holder of any notes evidenced by the global note for all purposes of the notes and the indenture. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers. Except as set forth below, as an owner of a beneficial interest in the global note, you will not be entitled to have the notes represented by the global note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under the global note. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action, and the participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through those participants and indirect participants.

Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults and proposed amendments to the security documents. Beneficial owners of the notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners, or in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each participant in such issue to be redeemed.

The Company will make payments of principal of, premium, if any, and interest on notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

The Company expects that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global note will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. The Company also expects that payments by participants or indirect participants to owners of beneficial interests in the global note held through direct and indirect participants will be governed by standing instructions and customary practices and will be the responsibility of the participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note for any note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests or for any other aspect of the relationship between DTC and its direct or indirect participants or the relationship between those participants and the owners of beneficial interests in the global note owning through those participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants in DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered as described under “Description of Exchange Notes.” Neither the Trustee nor the Company will have any responsibility or liability for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with the resale of the Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business on the first anniversary of the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until July 27, 2006 (90 days after the date of delivery of this prospectus), all broker-dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale. These resales may be made at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of the Exchange Notes may be deemed to be an underwriter within the meaning of the Securities Act, and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the performance of our obligations in connection with the Exchange Offer. We will indemnify the holders of the notes (including any broker-dealer) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the notes have been passed upon for the Company by Hogan & Hartson L.L.P., 875 Third Avenue, New York, New York. Various legal matters with respect to the Guarantees have been passed upon by Hogan & Hartson L.L.P. with respect to the U.S. Guarantors, and by Allens Arthur Robinson with respect to News Australia. Allens Arthur Robinson have given their consent to be named in this prospectus as Australian solicitors of News Australia and have been involved only in the preparation of the advice specifically attributed to them in the section entitled “Risk Factors—Risks Associated with the Enforceability of Judgments Against News Australia Holdings Pty Ltd.” and—”Risks Concerning the Guarantees.” Allens Arthur Robinson have not, however, been involved in the preparation of the remaining content of this document and are not to be regarded as accepting responsibility as experts for any matters other than those on which they have advised as aforesaid.

EXPERTS

The consolidated financial statements of News Corporation appearing in News Corporation’s Annual Report (Form 10-K) for the year ended June 30, 2005, and News Corporation management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

We have not authorized any dealer or salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not constitute an offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus is current only as of the date of this prospectus unless the information specifically indicates that another date applies.

Until July 27, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

US$1,150,000,000

News America Incorporated

Exchange Offer of

US$1,150,000,000 of our 6.40% Senior Notes due 2035

Unconditionally Guaranteed by

News Corporation

April 28, 2006